SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                 Amendment No. 1

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                (Name of Issuer)

            Shares of Beneficial Interest, par value $1.00 per share
                         (Title of Class of Securities)

                                    337400105
                                 (CUSIP Number)

                                 Thomas J. Plotz
                                Shaw Pittman LLP
                               2300 N Street, N.W.
                             Washington, D.C.  20037
                            Telephone: (202) 663-8000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  June 25, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

---------------------                                               ------------
CUSIP  No.  337400105          SCHEDULE  13D/A                      PAGE 2 of 10
---------------------                                               ------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES ONLY)

       Daniel J. Altobello
--------------------------------------------------------------------------------
2.     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC  USE  ONLY
--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO
--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       UNITED  STATES
--------------------------------------------------------------------------------
NUMBER  OF
SHARES               7.     SOLE  VOTING  POWER
BENEFICIALLY                17,500
                  --------------------------------------------------------------
OWNED  BY            8.     SHARED  VOTING  POWER
EACH                        0
                  --------------------------------------------------------------
REPORTING            9.     SOLE  DISPOSITIVE  POWER
PERSON                      17,500
                  --------------------------------------------------------------
WITH:                10.    SHARED  DISPOSITIVE  POWER
                            0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        17,500
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0.1%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON*
        IN
--------------------------------------------------------------------------------

---------------------                                               ------------
CUSIP  No.  337400105          SCHEDULE  13D/A                      PAGE 3 of 10
---------------------                                               ------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES ONLY)

       Bruce R. Berkowitz
--------------------------------------------------------------------------------
2.     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC  USE  ONLY
--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO
--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       UNITED  STATES
--------------------------------------------------------------------------------
NUMBER  OF
SHARES               7.     SOLE  VOTING  POWER
BENEFICIALLY                36,600
                  --------------------------------------------------------------
OWNED  BY            8.     SHARED  VOTING  POWER
EACH                        0
                  --------------------------------------------------------------
REPORTING            9.     SOLE  DISPOSITIVE  POWER
PERSON                      36,600
                  --------------------------------------------------------------
WITH:                10.    SHARED  DISPOSITIVE  POWER
                            373,375
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        409,975
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        1.4%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON*
        IN
--------------------------------------------------------------------------------

---------------------                                               ------------
CUSIP  No.  337400105          SCHEDULE  13D/A                      PAGE 4 of 10
---------------------                                               ------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES ONLY)

       Jeffrey B. Citrin
--------------------------------------------------------------------------------
2.     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC  USE  ONLY
--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO
--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       UNITED  STATES
--------------------------------------------------------------------------------
NUMBER  OF
SHARES               7.     SOLE  VOTING  POWER
BENEFICIALLY                4,336
                  --------------------------------------------------------------
OWNED  BY            8.     SHARED  VOTING  POWER
EACH                        0
                  --------------------------------------------------------------
REPORTING            9.     SOLE  DISPOSITIVE  POWER
PERSON                      4,336
                  --------------------------------------------------------------
WITH:                10.    SHARED  DISPOSITIVE  POWER
                            0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        4,336
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON*
        IN
--------------------------------------------------------------------------------

This Amendment No. 1 (this "Amendment") amends and supplements the Statement on
Schedule 13D (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"), previously filed by Daniel J. Altobello ("Mr. Altobello"), Bruce R. Berkowitz ("Mr. Berkowitz"), and Jeffrey B. Citrin ("Mr. Citrin" and together, with Mr. Altobello and Mr. Berkowitz, the "Reporting Persons") on February 25, 2002. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


ITEM  4.  PURPOSE  OF  TRANSACTIONS

     Item 4 is hereby amended and supplemented to add the following information:

     (a) - (j) On June 25, 2003, Gotham Partners, L.P., Gotham International Advisors, L.L.C., Gotham Partners III, L.P. and Gotham Holdings II, L.L.C. (collectively, the "Gotham Parties") and the Issuer entered into a Settlement, Termination and Standstill Agreement (the "Settlement Agreement"), pursuant to which the Gotham Parties agreed to sell to the Issuer all of their Shares in the Issuer, being an aggregate of 5,841,233 Shares (the "Sold Shares"). The Sold Shares were delivered to the account of the Issuer in a transaction executed on June 27, 2003. The Settlement Agreement also effected a consensual termination of the Merger Agreement, and an abandonment of the transactions contemplated by the Merger Agreement.

          Because the Voting Agreement, by its terms, terminates upon termination of the Merger Agreement, the effect of the Settlement Agreement was to terminate any attribution of beneficial ownership of
          (i) Shares held by the Gotham Parties or parties other than the Gotham Parties and the Reporting Persons who were subject to the Voting Agreement to the Reporting Persons and (ii) Shares held by any one of the Reporting Persons to the other Reporting Persons on account of the Voting Agreement. As a result, immediately after the consummation of the transactions contemplated by the Settlement Agreement, each of the Reporting Persons ceased to have sufficient beneficial ownership in Shares of the Issuer to be a reporting person under Section 13(d) of the Exchange Act and the related rules promulgated thereunder.

          The description of the Settlement Agreement, and the matters contemplated thereby, is qualified by reference to the Settlement Agreement, a copy of which is attached as Exhibit 99.2 to the Issuer's Current Report filed on Form 8-K on June 30, 2003 and is incorporated herein by reference in its entirety.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     Item 5 is hereby amended and supplemented to add the following information:

     (a) - (b) The information contained in Item 4 is incorporated herein by this reference as if restated in full. All percentages are calculated on the basis of 34,814,361

          Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2003 less the Sold Shares referred to in Item 4.

          Following the termination of the Voting Agreement, no Reporting Person shares with the other Reporting Persons or other parties to the Voting Agreement voting or dispositive power over the Shares formerly subject to the Voting Agreement. Mr. Altobello owns 9,500 Shares directly, and an additional 8,000 Shares issuable upon exercise of currently exercisable Share options, which aggregate approximately 0.1% of the outstanding Shares of the Issuer. Mr. Berkowitz owns 36,600 Shares directly. Fairholme Capital Management L.L.C., a registered investment advisor of which Mr. Berkowitz is managing member, shares dispositive power with certain of its clients over 373,375 Shares, giving Mr. Berkowitz total beneficial ownership of 409,975 Shares, or approximately 1.4% of the outstanding Shares of the Issuer. Mr. Citrin's Shares include 1,527 Shares owned directly by Mr. Citrin and 3,809 Shares owned by his minor children, or approximately 0% of the outstanding Shares. Mr. Citrin's Shares also include 2,634 Shares owned by his spouse, beneficial ownership of which Mr. Citrin disclaims. Mr. Citrin is President of Blackacre Capital Management, LLC, which may be deemed to be under common control with Cerberus Partners L.P. Cerberus Partners L.P. and its affiliates beneficially own, as of April 7, 2003, 1,764,699 Shares and 30,500 shares of the Issuer's Series A Cumulative Convertible Redeemable Preferred Shares, which are convertible into 150,060 Shares, beneficial ownership of which is disclaimed by Mr. Citrin.

     (c) The information contained in Item 4 is incorporated herein by reference as if restated in full.

     (d)  Not  applicable.

     (e) The information contained in Item 4 is incorporated herein by reference as if restated in full. The Voting Agreement was terminated effective June 25, 2003.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 4 is incorporated herein by reference as if restated in full.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit                      Description
-------                      -----------

99.1*     Statement  pursuant  to  Rule  13d-1(k).

99.2 Agreement and Plan of Merger and Contribution, dated as of February 13, 2002, by and among First Union Real Estate Equity and Mortgage Investments, that certain Ohio trust, declared as of October 1, 1996, by Adolph Posnick, trustee, First Union Management, Inc., Gotham Partners, L.P., Gotham Golf Partners, L.P., Gotham Golf Corp., GGC Merger Sub, Inc., Florida Golf Properties, Inc. and Florida Golf Associates, L.P. (incorporated by reference to Exhibit 2.1 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2002).

99.3 Voting Agreement, dated as of February 13, 2002 by and among First Union Real Estate Equity and Mortgage Investments, Gotham Partners, L.P. (individually and on behalf of its controlled affiliates), Daniel
          J. Altobello, Bruce R. Berkowitz, Jeffrey B. Citrin, and Talton R. Embry (incorporated by reference to Exhibit 10.7 to Amendment No. 44 of the Statement on Schedule 13D filed with the Securities and Exchange Commission by Gotham with respect to its ownership of the Issuer's Shares on February 19, 2002).

99.4*     Power of Attorney for Daniel J. Altobello.

99.5*     Power of Attorney for Bruce R. Berkowitz.

99.6*     Power of Attorney for Jeffrey B. Citrin.

99.7 Settlement, Termination and Standstill Agreement, dated as of June 25, 2003, by and among (i) First Union Real Estate and Equity Mortgage Investments, an Ohio business trust, and (ii) Gotham Partners, L.P., a New York limited partnership, Gotham International Advisors, L.L.C., a Delaware limited liability company, Gotham Partners III, L.P., a New York limited partnership, and Gotham Holdings II, L.L.C., a Delaware limited liability company (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2003).


*Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 25, 2002 and incorporated herein by reference.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  3,  2003



                                   /s/  Daniel  J.  Altobello*
                                   ---------------------------
                                        Daniel  J.  Altobello


                                   /s/  Bruce  R.  Berkowitz*
                                   ---------------------------
                                        Bruce  R.  Berkowitz


                                   /s/  Jeffrey  B.  Citrin*
                                   ---------------------------
                                        Jeffrey  B.  Citrin


                         *By:      /s/  Thomas  J.  Plotz
                                   ---------------------------
                                  Thomas J. Plotz, Attorney-in-fact